GK Investment Holdings III, LLC

257 East Main Street, Suite 200

Barrington, Illinois 60010

August 14, 2025

VIA EDGAR

Division of Corporation Finance

Office of Real Estate and Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:  Catherine De Lorenzo

Re:	GK Investment Holdings III LLC

Offering Statement on Form 1-A

File No. 024-12626

To Whom It May Concern:

On behalf of GK Investment Holdings III LLC (the “Company”), I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified on August 18, 2025 at 12:00 p.m. ET, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Garo Kholamian
Garo Kholamian
Title: President and Sole Director of the Manager of the Company